EXHIBIT 11

American Safety Insurance Holdings, Ltd. and Subsidiaries

Computation of Earnings Per Share

(dollars in thousands except per-share data)

	Three Months Ended March 31,
	2013	2012
Basic:
Earnings available to common shareholders	$5,493	$4,056

Weighted average common shares outstanding	9,441,533	10,220,700

Basic earnings per common share	$0.58	$0.40

Diluted:
Earnings available to common shareholders	$5,493	$4,056

Weighted average common shares outstanding	9,441,533	10,220,700
Weighted average common shares equivalents associated with options and restricted stock	307,730	313,032

Total weighted average common shares for diluted purposes	9,749,263	10,533,732

Diluted earnings per common share	$0.56	$0.39